FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The notice of extraordinary general meeting of the shareholders regarding the director’s fee of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on January 24, 2007.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) will be held on 14 February 2007 at 10:30 a.m. (or as soon thereafter as the extraordinary general meeting of the Company convened to be held at 10:00 a.m. at the same place and date shall have been concluded or adjourned), in The Ballroom, Island Shangri-la, Hong Kong for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT the director’s fee for the directors of the Company (the “Directors”) shall be revised as follows:

(a)	all non-executive Directors nominated by China Network Communications Group Corporation and all executive Directors shall not be entitled to any director’s fee; and

(b)

all other Directors shall be entitled to a director’s fee of HK$200,000 for each financial year. The director’s fee will be payable on a time pro-rata basis for any non full year’s service. Such Directors shall also be entitled to an additional fee of HK$10,000 for each meeting of the board of Directors which such Directors attend, and, the above revision shall apply in respect of each financial year commencing from the 2007 financial year and until the Company in general meeting otherwise determines.”

By Order of the Board China Netcom Group Corporation (Hong Kong) Limited Li FushenMok Kam Wan Joint Company Secretaries

Hong Kong, 24 January 2007

Registered office

Room 6701, The Center

99 Queen’s Road Central

Hong Kong

Notes:

1.

A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.

In order to be valid, a form of proxy together with any power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the Company’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong, at least 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting or at any adjourned meeting should a member so wishes.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie, Mr. Li Fushen and Mr. Miao Jianhua as executive directors, Dr. Tian Suning, Mr. José María Álvarez-Pallete, Mr. Yan Yixun and Mr. Mauricio Sartorius as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Li Fushen
By /s/ Mok Kam Wan

Name:	Li Fushen and Mok Kam Wan
Title:	Joint Company Secretaries

Date: January 24, 2007